                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE TO/A

                               (AMENDMENT NO. 4)

        TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                           Century Properties Fund XIV
--------------------------------------------------------------------------------
                       (Name of Subject Company (Issuer))

                             AIMCO Properties, L.P.
                   Apartment Investment and Management Company
                                 AIMCO-GP, Inc.
                       Fox Capital Management Corporation
--------------------------------------------------------------------------------
                      (Names of Filing Persons (Offerors))

                            Limited Partnership Units
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                      None
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Martha L. Long
                   Apartment Investment and Management Company
                                55 Beattie Place
                                   PO Box 1089
                        Greenville, South Carolina 29602
                                 (864) 239-1000
--------------------------------------------------------------------------------
                 (Name, address, and telephone numbers of person
               authorized to receive notices and communications on
                            behalf of filing persons)

                                    Copy to:

                                 Joseph A. Coco
                    Skadden, Arps, Slate, Meagher & Flom LLP
                   Four Times Square New York, New York 10036
                                 (212) 735-3000

                                       and

                              Jonathan L. Friedman
                    Skadden, Arps, Slate, Meagher & Flom LLP
                             300 South Grand Avenue
                          Los Angeles, California 90071
                                 (213) 687-5000

                            Calculation of Filing Fee

                TRANSACTION VALUATION*          AMOUNT OF FILING FEE
                ----------------------          --------------------
                       $323,430.63                     $38.07

* For purposes of calculating the fee only. This amount assumes the purchase of 19,927.95 units of limited partnership interest of the subject partnership for $16.23 per unit. The amount of the filing fee, calculated in accordance with Section 14(g)(1)(B)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals $117.70 per million of the aggregate amount of cash offered by the bidder.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $38.07              Filing Party: AIMCO Properties, L.P.

Form or Registration No.: Schedule TO/13E-3 Date Filed: February 16, 2005

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  third-party tender offer subject to Rule 14d-1

[ ]  issuer tender offer subject to Rule 13e-4

[X]  going-private transaction subject to Rule 13e-3

[ ]  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                         AMENDMENT NO. 4 TO SCHEDULE TO

      This Amendment No. 4 amends and supplements the Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO initially filed on February 16, 2005, as amended by Amendment No. 1 thereto filed on March 15, 2005, Amendment No. 2 filed on March 28, 2005, and Amendment No. 3 filed on April 27, 2005 (as amended, the "Schedule TO"). This Amendment No. 4 relates to the offer by AIMCO Properties, L.P., a Delaware limited partnership, to purchase units of limited partnership interest ("Units") of Century Properties Fund XIV, a California limited partnership (the "Partnership"), at a price of $16.23 per unit in cash, subject to the conditions set forth in the Offer to Purchase dated February 16, 2005 (as amended or supplemented from time to time, the "Offer to Purchase") and in the related Letter of Transmittal (as amended or supplemented from time to time, the "Letter of Transmittal" and, together with the Offer to Purchase, the "Offer"). The item numbers and responses thereto below are in accordance with the requirements of Schedule TO. Unless defined herein, capitalized terms used and not otherwise defined herein have the respective meanings ascribed to such terms in the Offer to Purchase.

      On May 31, 2005, AIMCO Properties, L.P. mailed a letter to the holders of Units of the Partnership and issued a press release announcing the extension of the expiration date of the Offer from midnight, New York City time, on May 31, 2005, to midnight, New York City time, on June 27, 2005. Copies of the press release and letter have been filed as Exhibits (a)(14) and (a)(15) respectively, to this Amendment No. 4.

ITEM 12. EXHIBITS.

      Item 12 of the Schedule TO is amended and supplemented as follows:

      (a)(14) Press Release, dated May 31, 2005.

      (a)(15) Letter, dated May 31, 2005, from AIMCO Properties, L.P. to the limited partners of Century Properties Fund XIV.

                                    SIGNATURE

     After due inquiry and to the best of its knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Date: May 31, 2005

                                               AIMCO PROPERTIES, L.P.

                                               By: AIMCO-GP, INC.
                                                   Its General Partner

                                               By: /s/ Martha L. Long
                                                   ----------------------------
                                                   Martha L. Long
                                                   Senior Vice President


                                               APARTMENT INVESTMENT AND
                                               MANAGEMENT COMPANY

                                               By: /s/ Martha L. Long
                                                   ----------------------------
                                                   Martha L. Long
                                                   Senior Vice President


                                               AIMCO-GP, INC.

                                               By: /s/ Martha L. Long
                                                   ----------------------------
                                                   Martha L. Long
                                                   Senior Vice President


                                               FOX CAPITAL MANAGEMENT
                                               CORPORATION

                                               By: /s/ Martha L. Long
                                                   ----------------------------
                                                   Martha L. Long
                                                   Senior Vice President

                                  EXHIBIT INDEX

EXHIBIT NO.                               DESCRIPTION
-----------    -----------------------------------------------------------------
   (a)(14)     Press Release, dated May 31, 2005.

   (a)(15) Letter, dated May 31, 2005, from AIMCO Properties, L.P. to the limited partners of Century Properties Fund XIV.